UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

DryShips Inc. (the "Company") has signed two Letters of Intent with operators that would increase the Ocean Rig UDW Inc. backlog by an additional $255 million. Assuming contracts are signed as a result of these LOIs, the Company would have one unfixed drillship.

Attached as Exhibit 1 is a press release of the Company announcing the completing of its ATM Equity Offering.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.

Dated: December 3, 2010	By: /s/George Economou
George Economou
Chief Executive Officer

SK 23113 0002 1152643